Integral Wealth Securities LLC

**Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5
As of and for the Year Ended June 30, 2025**

Integral Wealth Securities LLC
Table of Contents
As of and for the Year Ended June 30, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-47026

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 AND ENDING 06/30/25
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **INTEGRAL WEALTH SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 VESEY ST, 24TH FLOOR
(No. and Street)

NEW YORK	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT W. PETERS   (212) 668-8700   rpeters@acisecure.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

2617 HUNTINGDON PIKE	HUNTINGDON VALLEY	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>John Gibson</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>INTEGRAL WEALTH SECURITIES LLC</u>, as of <u>6/30</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Integral Wealth Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Integral Wealth Securities, LLC (the Company) as of June 30, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company does not generate revenues and relies on capital contributions from its parent to fund its operations. This condition raises substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date the financial statements are issued. Management's plans to mitigate this doubt include continued financial support from the parent company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
August 22, 2025

Statement of Financial Condition
As of June 30, 2025

ASSETS

Cash and cash equivalents	$	36,528
Fees receivable		27,300
Other assets		11,498
TOTAL ASSETS	$	75,326

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	12,146
Commissions payable		24,570
TOTAL LIABILITIES		36,716
Member's Equity	$	38,610
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	75,326

The accompanying notes are an integral part of these financial statements

Integral Wealth Securities LLC
Statement of Operations
For the Year Ended June 30, 2025

REVENUE:

Private placement fees	$	119,014
Referral fees		85,862
Marketing fees		4,480
Total revenue		209,356

EXPENSES:

Commission expense	178,788
Professional fees	132,507
Regulatory fees	28,251
Rent expense	6,647
Insurance expense	1,642
Office expense	29,368
General and administrative	5,266
Total expenses	382,469
Net loss	$ (173,113)

Integral Wealth Securities LLC

Statement of Changes in Member's Equity
For the Year Ended June 30, 2025

MEMBER'S EQUITY, JULY 1, 2024	$	61,723
Net loss		(173,113)
Member contributions		150,000
MEMBER'S EQUITY, JUNE 30, 2025	$	38,610

The accompanying notes are an integral part of these financial statements

Statement of Cash Flows
For the Year Ended June 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (173,113)
Adjustments to reconcile net income to net cash used in operating activities	
Changes in operating assets and liabilities	
Increase in fees receivable	(395)
Decrease in prepaid expenses	331
Increase in accounts payable	7,140
Decrease in commissions payable	(3,784)
NET CASH USED IN OPERATING ACTIVITIES	(169,821)
CASH USED BY FINANCING ACTIVITIES:	
Equity contributions from Member	150,000
NET CASH USED BY FINANCING ACTIVITIES	150,000
NET DECREASE IN CASH	(19,821)
CASH - JULY 1, 2024	56,349
CASH - JUNE 30, 2025	$ 36,528

Supplemental Information:

Taxes Paid	$ -
Interest Paid	$ -

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

Integral Wealth Securities LLC, is a Pennsylvania limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and cash equivalents consist of cash on hand and demand deposits with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value due to their short-term nature.

Revenue Recognition
Effective July 1, 2018, the Company adopted Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts expensed during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be treated as an entity not subject to tax and accordingly is a Single Member LLC treated as a Disregarded Entity. The Company is not subject and does not pay Federal, state or local taxes.

Allowance for Doubtful Accounts
The Company's accounts receivable consist primarily of amounts due for capital raising fees. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. Management has determined that no allowance is necessary at June 30, 2025.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2025, the Company had net capital of $24,382, which was $19,382 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 150.59%. The Company does not hold customers' cash or securities and, therefore, is exempt from the provision of SEC Rule 15c3-3 under SEC Footnote 74.

4. Concentration Risk

The Company maintains its cash accounts in commercial banks. The Company does not consider itself to be at risk with respect to its cash balances.

5. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were available to be issued. Subsequent to year-end, the Company became subject to a $20,000 regulatory fine effective July 18, 2025, as imposed by FINRA. The Company's parent provided the necessary capital after year-end to satisfy this obligation. As the fine was not incurred as of June 30, 2025, no adjustment was required to the financial statements as of year-end; however, this event has been disclosed as a subsequent event.

6. Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

7. Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

8. Related Party Transactions

The Company is party to an Expense Sharing Agreement dated November 21, 2022, with an affiliated entity under common control, which operates as a Canadian introducing broker regulated by the Investment Industry Regulatory Organization of Canada. Under the agreement, the parties share certain operational expenses, including rent for office facilities, insurance, business licenses, supervisory services, computer support, and miscellaneous administrative costs. Expenses incurred by one party on behalf of the other are invoiced monthly and reimbursed based on allocation methodologies specified in the agreement, such as proportional usage or fixed rates.

During the year, the affiliated entity charged the Company a total of $39,578 under this agreement, primarily comprising rent, general and administrative, insurance, and professional fees, which are included in the respective expense categories in the statements of operations.

These transactions were conducted on terms believed to be comparable to those that would be available from unaffiliated third parties. As of the balance sheet date, there were no outstanding balances due to or from the affiliated entity related to these transactions.

9. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses over the past two years and is economically dependent on its parent company for additional capital infusions to support operations and meet regulatory net capital requirements under SEC Rule 15c3-1. As of the balance sheet date, the Company's net capital is insufficient to meet its obligations for a period of at least one year from the date these financial statements are issued. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management has evaluated these conditions and developed plans to alleviate the substantial doubt, including securing commitments from the parent company for ongoing financial support as needed, exploring opportunities to raise additional capital through private placements or other financing arrangements, and implementing cost-reduction measures to improve cash flows and operational efficiency. The parent company has historically provided capital contributions and has expressed its intent to continue doing so. However, there can be no assurance that these plans will be successful or that sufficient funding will be available on acceptable terms.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

10. Private Placements

The Company earns commissions for acting as a selling group member in the private placement of securities into private investment funds. These commissions are accounted for under ASC Topic 606, Revenue from Contracts with Customers, following the five-step model to recognize revenue when the Company transfers control of promised services to the customer in an amount that reflects the consideration to which the Company expects to be entitled.

Contract Identification: Contracts are typically written agreements with the issuing fund or lead placement agent (considered the customer), entered into at or near the time of the placement offering. These contracts are generally terminable without significant penalty, with the enforceable period often limited to the placement timeline.

Performance Obligations: The Company identifies distinct performance obligations in the contract, which primarily consist of facilitating the sale and placement of securities to qualified investors through marketing, distribution, and sales efforts. These services are highly interdependent and are typically considered a single performance obligation, satisfied at a point in time when the placement closes and securities are successfully allocated to investors (i.e., when control transfers). In some arrangements, additional services such as limited post-placement support may be evaluated for separability, but they are generally not distinct based on the Company's customary practices.

Transaction Price Determination: The transaction price is typically a fixed commission based on a percentage of the capital raised or securities placed, determinable at closing.

Allocation of Transaction Price: If multiple performance obligations are identified (e.g., placement facilitation and any distinct post-placement services), the transaction price is allocated based on relative standalone selling prices, estimated using observable data from similar arrangements or adjusted market assessments.

Revenue Recognition: Revenue is recognized at the point in time when the performance obligation is satisfied, typically upon closing of the private placement. As a selling group member, the Company acts as an agent in these arrangements (not controlling the securities or primary placement services before transfer to investors), and thus recognizes commissions on a net basis.

11. Referral Fees

The Company earns referral fees from unaffiliated hedge funds for referring investors and raising capital. These fees consist of a portion of the management and incentive fees charged by the hedge funds to the referred investors' assets, payable for a specified period in accordance with the contractual agreements.

Referral fees are accounted for under ASC Topic 606, Revenue from Contracts with Customers. The performance obligation is to provide capital raising services by introducing qualified investors to the hedge funds, which is generally satisfied at a point in time when the investor commits capital or the investment closes. However, due to the variable nature of the consideration (based on assets under management and fund performance), the Company includes variable consideration in the transaction price only to the extent that it is probable a significant reversal of cumulative revenue recognized will not occur. This requires judgment, including assessment of factors such as market volatility, investor retention, and remaining contractual periods.

Management Referral Fees: Management referral fees are calculated as a percentage of the assets under management (AUM) attributable to referred investors and are typically earned on a recurring basis (e.g., monthly or quarterly). Revenue is recognized over time as the fees become determinable and collectible each period, in line with the contractual terms, as uncertainties related to AUM fluctuations are resolved.

Incentive Referral Fees: Incentive referral fees, also known as performance fees, are earned based on the hedge funds' performance relative to predetermined benchmarks or hurdle rates. These fees are recognized as revenue at the point in time when it is probable that a significant reversal of cumulative revenue recognized will not occur, typically when the performance metrics are met, the fees crystallize, and any clawback risks are resolved according to the terms of the agreements. This often occurs at the end of the performance measurement period (e.g., annually).

12. Marketing Reallowance Fees

The Company, acting as a selling group member in private placement transactions for securities into private investment funds, earns marketing reallowance fees for its efforts in the marketing, distribution, and support of the securities. These fees, which are a portion of the overall placement commissions allocated by the managing dealer or lead placement agent, are accounted for under ASC Topic 606, *Revenue from Contracts with Customers*, following the five-step model to recognize revenue when the Company transfers control of promised services to the customer (typically the issuing fund or lead agent) in an amount that reflects the consideration to which the Company expects to be entitled. These marketing fees are recognized as part of the private placement fees.

Contract Identification: Contracts are typically written agreements with the managing dealer or issuing fund, entered into at or near the time of the placement offering. These contracts are generally short-term and terminable without significant penalty, with the enforceable period limited to the placement timeline.

Performance Obligations: The Company identifies distinct performance obligations in the contract, which primarily consist of marketing and distribution efforts, such as promoting the offering, providing due diligence support, responding to investor inquiries, and facilitating sales to qualified investors. These services are highly interdependent and typically considered a single performance obligation, satisfied at a point in time when the placement closes and securities are successfully allocated to investors (i.e., when control of the services transfers). Additional services, such as limited post-placement investor support (e.g., handling redemptions or providing valuations), are evaluated for separability but are generally not distinct based on the Company's customary practices.

Transaction Price Determination: The transaction price is typically a fixed or variable fee based on a percentage of the capital raised or securities placed attributable to the Company's efforts, determinable at closing. Variable consideration, such as adjustments for investor retention, additional allocations, or contingencies, is estimated using the expected value method and included only to the extent it is probable that a significant reversal of cumulative revenue will not occur. This assessment involves judgment, considering factors like historical placement success rates, market volatility, investor behavior, and any clawback provisions; constraints are applied due to external uncertainties.

Allocation of Transaction Price: If multiple performance obligations are identified (e.g., marketing/distribution and any distinct post-placement support), the transaction price is allocated based on relative standalone selling prices, estimated using observable data from similar arrangements or adjusted market assessments.

Revenue Recognition: Revenue is recognized at the point in time when the performance obligation is satisfied, typically upon closing of the private placement. As a selling group member, the Company acts as an agent in these arrangements (not controlling the securities or primary placement services before transfer), and thus recognizes the marketing reallowance fees on a net basis, reflecting only the portion retained after any further allocations or concessions.

Significant Judgments: Determining whether services are distinct performance obligations, estimating and constraining variable consideration, and assessing principal versus agent status require significant judgment. For example, any ongoing fees linked to investor holdings post-closing are evaluated separately and constrained until uncertainties resolve. Contract costs, such as incremental marketing expenses or third-party commissions, are expensed as incurred unless they qualify for capitalization under ASC Topic 340.

Integral Wealth Securities LLC
Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of June 30, 2025

TOTAL MEMBER'S EQUITY	$	38,610
OTHER ALLOWABLE ASSETS		24,570
TOTAL CAPITAL AND OTHER ALLOWABLE ASSETS		63,180
AND/OR CHARGES:		
Non-allowable assets:		
Fees receivable		27,300
Other assets		11,498
Total non-allowable assets		38,798
NET CAPITAL	$	24,382
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	36,716
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required (greater of $5,000 or 6.67% aggregate indebtedness)	$	5,000
Excess net capital	$	19,382
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	18,382
Percentage of aggregate indebtedness to net capital		150.59%

There were no material differences between the above computation of net capital and the Company's corresponding unaudited Focus Report.

Integral Wealth Securities LLC
Computation of Determination of Reserve Requirement Pursuant to SEC Rule 15c3-3
and Information for Possession or Control Requirements Pursuant to SEC Rule 15c3-3
June 30, 2025

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
PURSUANT TO SEC RULE 15c3-3

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities on a best efforts basis only, mutual fund wholesaling and corporate advisory services.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities on a best efforts basis only, mutual fund wholesaling and corporate advisory services.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Integral Wealth Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Integral Wealth Securities, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities throughout the year ended June 30, 2025;

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the year ended June 30, 2025 without exception.

The Company's management is responsible for its statements and compliance with the exemption provisions.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about:

Whether the Company limited its business activities exclusively to the private placement of securities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the year ended June 30, 2025 without exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
August 22, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Integral Wealth Securities, LLC Exemption Report

Integral Wealth Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placement of securities.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, John Gibson, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

John Gibson
President
Date of Report: August 14, 2025